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RAUSCH COLEMAN HOMES

Addendum/Amendment to New Home Purchase Agreement

Lot/Block/Subdivision: RP31

Address: 8008 Dogwood Drive, Fort Smith, AR 72916

Buyer(s): Arrived Holdings, Inc

Date: 3-21-23

This Addendum/Amendment shall supplement, modify, amend and/or supersede certain terms (and only certain terms) of the New Home Purchase Agreement ("Agreement") dated 3-17-23 between the parties hereto. All other terms of the Agreement not specifically modified herein will remain in full force and effect.

- Loan: The purchase of the Property is contingent upon the approval of:

  ____ VA ____ FHA ____ Rural Development ____ ADFA
- The address of the Property has changed from: ____________

  to ____________
- The estimated Closing date will be on or before ____________ (subject to other terms in Agreement)
- Other (attach additional pages as needed):

  Seller will pay up to $1161.00 towards closing costs in total.

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Buyer